

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

April 10, 2019

Aaron LoCascio
Chief Executive Officer
Greenlane Holdings, Inc.
6501 Park of Commerce Boulevard, Suite 200
Boca Raton, Florida 33487

> **Re:** **Greenlane Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 8, 2019**
> **File No. 333-230405**

Dear Mr. LoCascio:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2019 letter.

<u>Dilution, page 71</u>

1. We note your response to comment 3 and your updated dilution disclosures. As previously requested, please show us how you calculated your net tangible book value as of December 31, 2018 of $(12.6) million. Please specifically tell us whether you have included deferred offering costs and deferred financing costs and why you believe your treatment is appropriate.

You may contact Lisa Sellars, Staff Accountant, at (202)551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202)551-3792, Lilyanna Peyser, Special Counsel, at (202)551-3222 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products